Exhibit 99.1

Silicon Motion Announces 2013 First Quarter Earnings Conference Call

Taipei, Taiwan, April 1, 2013 – Silicon Motion Technology Corporation (NasdaqGS: SIMO)(“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices and specialty RF IC solutions for mobile devices, announces that based upon its preliminary financial results, revenue for the first quarter of 2013 is expected to be near the midpoint of its guidance range of down 15 to 25% as compared to the revenue for the fourth quarter of 2012 and in-line with its revenue guidance that was issued on February 5, 2013. The Company will release its full first quarter 2013 results after the market closes on April 25, 2013. The Company will host a conference call on April 26, at 8 am Eastern Time, to discuss its results.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free):	1 866 519 4004
USA (Toll):	1 718 354 1231
Taiwan (Toll Free)	0080 112 6920
Participant Passcode:	3129 2908

REPLAY NUMBERS (for 7 days):

USA (Toll Free):	1 855 452 5696
USA (Toll):	1 646 254 3697
Participant Passcode:	3129 2908

This call will be webcasted on the Company’s website at www.siliconmotion.com. The webcast will also be distributed through the Thomson Reuters StreetEvents Network to both institutional and individual investors. Individual investors can listen to the call at www.earnings.com, Thomson Reuters/CCBN’s individual investor portal. Institutional investors can access the call via Thomson Reuters password-protected event management site, StreetEvents (www.streetevents.com).

Investor Contacts:

Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: ir@siliconmotion.com	E-mail: ir@siliconmotion.com